[redacted]

14049446

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2014
WASH. D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8- 65562

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SH Investment & Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3550 Wilshire Boulevard, Suite 1435
(No. and Street)

Los Angeles (City) CA (State) 90010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eul Hyung Choi 213 389-9966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

[illegible]
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., #875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 4/1/14

SH Investment and Securities

Report Pursuant to Rule 17a5 (d)

Financial Statements

For the Year Ended December 31, 2013

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Independent Auditor's Report

Board of Directors
SH Investment and Securities
Los Angeles, California

Report on the Financial Statements

I have audited the accompanying financial statements of SH Investment and Securities, (the Company) which comprise the statement of financial condition as of December 31, 2013 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SH Investment and Securities as of December 31, 2013, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2013

SH Investment and Securities
Statement of Financial Condition
December 31, 2013

Assets

Cash	$ 30,273
Receivables from clearing broker	37,778
Deposit with clearing broker	38,735
Deposits	8,683
Other receivables	3,246
Other assets	3,465
Total Assets	$ 122,180

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 71,346
Total Liabilities	71,346
Commitments and contingencies	
Shareholders' Equity	
Common stock - (no par value, 10,000,000 shares Authorized; 9,659,622 shares issued and outstanding)	1,423,352
Retained deficit	(1,372,518)
Total Stockholder's Equity	50,834
Total Liabilities and Stockholder's Equity	$ 122,180

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Income (Loss)
For the Year Ended December 31, 2013

Revenues	
Commissions	$ 465,602
Mutual fund income	7,584
Other income	32,322
Total revenues	505,508
Expenses	
Employee compensation and benefits	46,925
Commissions and floor brokerage	311,900
Communications	11,181
Rent and parking	50,220
Clearing expense	52,457
Professional fees	61,066
Dues	10,149
Depreciation	0
FINRA and member fees	3,523
Taxes & licenses	8,691
Other operating expenses	38,774
Total expenses	594,886
Net (loss) before income tax provision	(89,378)
Income Tax Provision	
Federal	--
State	800
Net (loss)	$ (90,178)

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2013

	Common Stock	Accumulated (Deficit)	Total
Balance, December 31, 2012	$1,353,353	$(1,282,341)	$ 71,012
Capital Contribution	70,000		70,000
Net (Loss)		(90,178)	(90,178)
Balance, December 31, 2013	$ 1,423,353	$ (1,372,519)	$ 50,834

See Accompanying Notes to Financial Statements

SH Investment and Securities
Statement of Changes in Financial Condition
For the Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net (Loss)	$(90,178)
Adjustments to reconcile net income to net	
Cash provided by (used in) operating activities:	
Depreciation expense	0
(Increase) decrease in assets:	
Receivables from clearing broker	(4,098)
Deposit with clearing broker	0
Other receivables	17,825
Deposit	4,201
Other assets	(2,965)
Accounts payable and accrued expenses	7,057
Net cash (used in) operating activities	(68,158)
Cash flow from financing activities:	
Capital contribution	70,000
Net cash provided by financing activities	70,000
Net (decrease) in cash	1,842
Cash: Beginning of the Year	28,431
Cash: End of the Year	$ 30,273

Supplemental Cash Flow Information

Case paid during the year for:	
Cash paid for interest	$ 0
Cash paid for Income taxes	$ 800

See Accompanying Notes to Financial Statements

SH Investment and Securities
Notes to Financial Statements
December 31, 2013

Note 1 – Organization and Nature of Business

SH Investment & Securities ("the Company") incorporated in the State of California on June 26, 2002 under the name CHK Global Securities. On March 23, 2006 the Company changed its legal name to Shin Han Global Securities. In 2012 the Company changed its name to SH Investment & Securities. The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC).

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Put and call broker or dealer or option writer
- Non-exchange member arranging for transactions in listed securities by exchange member

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commission income is generated from equity trading, mutual fund, and variable life insurance and annuities trades. Commission income and expenses are recorded on a settlement date basis with Penson Financial Services and on a trade-date basis with Wedbush Morgan Securities. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis. However there is no material difference between trade date and settlement date for the Company.

Note 2 -- Significant Accounting Policies (continued)

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2010 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 - Fair Value (continued)

- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013.

Fair Value Measurements on a Recurring Basis
As of December 31, 2013

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$30,273	0	0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$ 37,778	$ 0

Receivables from the clearing organization represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial

Note 5 – Commitments and Contingencies

Lease Commitment - On February 1, 2012 the Company entered into a lease agreement for office space under a non-cancellable lease which commenced April 1, 2012 and expires March of 2015. The lease contains provisions for rent escalation based on increases in certain costs incurred by the lessor. Current year occupancy expense consists of $37,694 in rent expense.

At December 31, 2013, the minimum annual payments are as follows:

Year Ending December 31,	
2014	51,678
2015	13,024
	$64,702

Note 5 – Commitments and Contingencies (continued)

Legal Matters - The Company has one possible arbitration case at FINRA. Counsel for the Company has advised that at this stage of the proceedings, they could not offer an opinion as to probable outcome of the matter. Accordingly, no provision for loss has been recorded in the accompanying financial statements

Note 6 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2013, the Company had net capital of $35,865 which was $30,865 in excess of its required net capital requirement of $5,000. The Company's percentage of aggregate indebtedness, $71,346 to net capital was 199%.

Note 8 – Provision for Income Taxes

The provision for income tax expense (benefit) comprises the following:

Federal	$ --
State	800
Total income tax expense (benefit)	$ 800

For the year ended December 31, 2013 the Company recorded the minimum California Franchise Tax of $800.

The Company has available at December 31, 2013, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $1,372,517.

A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 9 – Deposit – Clearing Organization

The Company has a brokerage agreement with a clearing broker ("Broker") to carry its accounts and the accounts of its clients as customers of this Broker. The Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2013 was $38,735.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for fiscal years ending December 31, 2013 because the Company's SIPC Net Operating Revenues are under $500,000.

Gross Revenues are $505,508. Deductions are mutual fund revenues $7,584, clearing fee paid to SIPC member $52,457, non-securities related revenues $25,000, margin interest income $1,140, and total deductions are $86,181. After all, SIPC Net Operating Revenues are $419,327

Note 12 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2013 through February 27, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

SH Investment and Securities
Schedule I – Computation of Net Capital Requirements
Pursuant to Rule 15C3-1
As of December 31, 2013

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 50,834
Non allowable assets – page 13	14,969
Net Capital	$ 35,865
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 4,758
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 30,865
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 28,731
Computation of Aggregate Indebtedness	
Total liabilities	$ 71,346
Percentage of aggregate indebtedness to net capital	199%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 39,383
Unrecorded liabilities	(3,518)
Rounding	(0)
Net capital audited	$ 35,865

See Accompanying Notes to Financial Statements

SH Investment and Securities
Non-Allowable Assets
As of December 31, 2013

Non-Allowable Assets

Other receivable	$ 2,821
Deposits	8,683
Other assets	3,465
Total non-allowable assets	$14,969

SH Investment and Securities
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2013

A computation of reserve requirement is not applicable to SH Investment & Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

SH Investment and Securities
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2013

Information relating to possession or control requirements is not applicable SH Investment & Securities as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152
joeyafeh@cpasocal.com
PCAOB # 3346

Part II
Report of Independent Auditor on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
SH Investment and Securities
Los Angeles, California

In planning and performing my audit of the financial statements of SH Investment and Securities (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

The accounting department is a one person operation. This person solely records the financial transactions and prepares the financial statements. Therefore a control deficiency is possible but a material weakness unlikely.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 27, 2014

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On 18-March-2014 before me, Marc A. Oliver Notary Public.
(Here insert name and title of the officer)

personally appeared Eul H. Choi.

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MARC A. OLIVER
COMM # 2023044
LOS ANGELES COUNTY
NOTARY PUBLIC-CALIFORNIA
MY COMMISSION EXPIRES
MAY 03, 2017

Signature of Notary Public

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Report Pursuant to Rule 17a-5(d)
(Title or description of attached document)

Financial Statement for Year End 2013
(Title or description of attached document continued)

Number of Pages 19 Document Date 2/27/2014

Annual Audit Report for 54 Invest
(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☒ Corporate Officer
  CEO
  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ____________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

OATH OR AFFIRMATION

I, Eul Hyung Choi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SH Investment & Securities, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O.

Title

(See attached CA All-purpose Certificate of Acknowledgment)

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*